SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549



                          SCHEDULE 13G
           Under the Securities Exchange Act of 1934


                     (Amendment No.  4  )*


                Global Village Communication, Inc.
                        (Name of Issuer)




                   Common Stock $.001 Par Value
                  (Title of Class Securities)



                           37935Q104
                         (CUSIP Number)




     Check the following box if a fee is being paid with this statement . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (However, see the Notes).

                               (1)
              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

CUSIP No.        37935Q104


     1) Names of Reporting Persons S.S. or I.R.S.
        Identification Nos. of Above Persons:

            Kopp Investment Advisors, Inc.
            I.D. No. 41-1663810

     2) Check the appropriate box if a Member of a Group
        (See Instructions)
        (a)

        (b)  X


     3) SEC Use Only

     4) Citizenship or Place of Organization:

           Minnesota


     Number of shares          5) Sole Voting Power: 210,000
     Beneficially Owned
     by Each Reporting
     Person With:
                               6) Shared Voting Power:


                               7) Sole Dispositive Power:


                               8) Shared Dispositive Power:
                                         * 1,685,090

    9) Aggregate Amount Beneficially Owned by Each
        Reporting Person:
                            1,685,090

     10)  Check Box if the Aggregate Amount in Row (9)
          Excludes Certain Shares (See Instructions)


     11)  Percent of Class Represented by Amount in Row 9:

                           Approx.  9.9%

     12)  Type of Reporting Person (See Instructions):  IA


* Although Kopp Investment Advisors, Inc. exercises investment discretion as to these shares, it is not the record owner of them.

                               (2)
                 SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

CUSIP No.     37935Q104


     1) Names of Reporting Persons S.S. or I.R.S.
        Identification Nos. of Above Persons:

            Kopp Family Foundation
            I.D. No. 36-3485918

     2) Check the appropriate box if a Member of a Group
        (See Instructions)
        (a)

        (b)  X

     3) SEC Use Only

     4) Citizenship or Place of Organization:

           Minnesota


     Number of shares          5) Sole Voting Power: 20,000
     Beneficially Owned
     by Each Reporting
     Person With:
                               6) Shared Voting Power:


                               7) Sole Dispositive Power: 20,000


                               8) Shared Dispositive Power:


     9) Aggregate Amount Beneficially Owned by Each
        Reporting Person:
                              20,000

     10)  Check Box if the Aggregate Amount in Row (9)
          Excludes Certain Shares (See Instructions)


     11)  Percent of Class Represented by Amount in Row 9:

                             Approx. .1%

     12)  Type of Reporting Person (See Instructions): EP





                               (2a)

              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

CUSIP No.     37935Q104


     1) Names of Reporting Persons S.S. or I.R.S.
        Identification Nos. of Above Persons:

            LeRoy C. Kopp Individual Retirement Account


     2) Check the appropriate box if a Member of a Group
        (See Instructions)
        (a)

        (b)  X

     3) SEC Use Only

     4) Citizenship or Place of Organization:

           United States


     Number of shares          5) Sole Voting Power: 60,000
     Beneficially Owned
     by Each Reporting
     Person With:
                               6) Shared Voting Power:


                               7) Sole Dispositive Power: 60,000


                               8) Shared Dispositive Power:


     9) Aggregate Amount Beneficially Owned by Each
        Reporting Person:
                              60,000

     10)  Check Box if the Aggregate Amount in Row (9)
          Excludes Certain Shares (See Instructions)


     11)  Percent of Class Represented by Amount in Row 9:

                             Approx. .4%

     12)  Type of Reporting Person (See Instructions): IN





                               (2b)

              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

CUSIP No.     37935Q104


     1) Names of Reporting Persons S.S. or I.R.S.
        Identification Nos. of Above Persons:

            LeRoy C. Kopp


     2) Check the appropriate box if a Member of a Group
        (See Instructions)
        (a)

        (b)  X

     3) SEC Use Only

     4) Citizenship or Place of Organization:

           United States


     Number of shares          5) Sole Voting Power: 335,000
     Beneficially Owned
     by Each Reporting
     Person With:
                               6) Shared Voting Power:


                               7) Sole Dispositive Power: 125,000


                               8) Shared Dispositive Power:
                                            * 1,705,090

     9) Aggregate Amount Beneficially Owned by Each
        Reporting Person:
                              1,830,090

     10)  Check Box if the Aggregate Amount in Row (9)
          Excludes Certain Shares (See Instructions)


     11)  Percent of Class Represented by Amount in Row 9:

                             Approx. 10.8%

     12)  Type of Reporting Person (See Instructions): IN

*Although Kopp Investment Advisors, Inc. ("KIA") exercises investment discretion as to 1,685,090 of these shares, KIA and affiliates do not vote the vast majority of these shares and are not the record owner of them.


                               (2c)

                SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549


Item 1(a).        Name of Issuer.

                       Global Village Communication, Inc.


Item 1(b).        Address of Issuer's Principal Executive
                  Offices.
                                1144 East Arques Avenue
                                Sunnyvale, CA 94086

Item 2(a).        Name of Person Filing.

            1. Kopp Investment Advisors, Inc.
            2. Kopp Family Foundation
            3. LeRoy C. Kopp Individual Retirement Account
            4. LeRoy C. Kopp


            This Statement is filed by Kopp Investment Advisors, Inc., ("KIA") on behalf of all of the above persons pursuant to Rule 13d-1(f). Attached is an agreement in writing among the above persons that this Statement be so filed on behalf of each of them. KIA is an investment adviser registered under the Investment Advisers Act of 1940. It is wholly-owned by Kopp Holding Company, which is wholly owned by Mr. Kopp. LeRoy C. Kopp controls the Kopp Family Foundation, a family non-profit foundation and his individual retirement account.

Item 2(b),2(c),2(d), and 2(e). Address of Principal Business Office; Citizenship; Title of Class of Securities; CUSIP Number.


            All reporting persons may be contacted at 7701 France Avenue South, Suite 500, Edina, MN 55435. Kopp Investment Advisors, Inc. and Kopp Holding Company are Minnesota corporations. Kopp Family Foundation is domiciled in Minnesota. Mr. Kopp is a United States citizen. This report pertains to the Common Shares, $.001 par value, of Global Village Communication, Inc., CUSIP #37935Q104.


Item 3.        This statement is filed pursuant to
               Rule 13d-1(b), or 13d-2(b). The persons
               filing include an investment adviser registered under Section 203 of the Investment Advisors Act of 1940. The other reporting persons are filing under Rule 13d-1(b)(ii)(G) and/or certain SEC no-action letters.

                               (3)

Item 4.       Ownership as of 8/31/97 :


             The information contained in Items 5 - 11 on the cover pages is incorporated herein by reference.



          The filing of this Statement shall not be construed as an admission that the persons filing are beneficial owners of the shares covered by this Statement for any purpose, including purposes of Sections 13, 14 or 16 of the Securities Exchange Act of 1934, as amended.



Item 5.           Ownership of Five Percent or Less of a
                  Class.

                              N/A


Item 6.           Ownership of More than Five Percent on
                  Behalf of Another Person.

  Of the shares covered by this Statement, 1,075,090 are held in a fiduciary or representative capacity. Accordingly, persons other than the reporting persons have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such sales. No person individually has an interest that relates to more than five percent of the class.



Item 7.           Identification and Classification of the
                  Subsidiary which Acquired the Security
                  Being Reported on By the Parent Holding
                  Company.

                                 N/A


Item 8.           Identification and Classification of
                  Members of the Group.


                                 N/A


Item 9.           Notice of Dissolution of Group.

                                 N/A




                               (4)

Item 10.          Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






Date:       9/4/97


KOPP INVESTMENT ADVISORS, INC.


By:
   Donald B. Cornelius, Secretary/Treasurer
























                               (5)

                           AGREEMENT


     The undersigned hereby agrees that the Statement on Schedule 13G to which this Agreement is attached be filed on behalf of Kopp Investment Advisors, Inc., a Minnesota corporation; Kopp Holding Company, a Minnesota corporation, of which Kopp Investment Advisors, Inc. is a wholly-owned subsidiary; LeRoy C. Kopp, who holds 100% of the outstanding capital stock of Kopp Holding Company; the Leroy C. Kopp Individual Retirement Account; and Kopp Family Foundation, by LeRoy C. Kopp as trustee.




Dated:         9/4/97




KOPP INVESTMENT ADVISORS, INC.


By:
           LeRoy C. Kopp


Title:     President






  LeRoy C. Kopp for himself and his
  individual retirement account




KOPP HOLDING COMPANY


By:
     LeRoy C. Kopp, President



KOPP FAMILY FOUNDATION


By:
     LeRoy C. Kopp as Trustee



                               (6)